UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

HOLLYFRONTIER CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
436106108
(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	436106108

1	NAMES OF REPORTING PERSONS TCTC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		13,644,898

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,301,098

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,301,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	436106108

1	NAMES OF REPORTING PERSONS Turtle Creek Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		13,644,898

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,644,898

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,644,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	436106108

1	NAMES OF REPORTING PERSONS Turtle Creek Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		656,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Company filed May 20, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on July 5, 2011, by the Reporting Persons with the Securities and Exchange Commission (as amended, the “Schedule 13D”). This Amendment is filed to disclose a change in the beneficial ownership of each Reporting Person relating to the change in the number of outstanding shares of Common Stock of the Issuer. Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On August 3, 2011, the Company announced that its board of directors approved a two-for-one stock split payable in the form of a stock dividend of one share of Common Stock for each issued and outstanding share of the Company’s Common Stock. The stock dividend was payable on August 31, 2011 to all holders of record on August 24, 2011.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The information set forth in Items 11 and 13 on the cover page(s) hereto reflect the payment of the stock dividend that was made on August 31, 2011.
Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.
(b)	Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The information set forth in Items 7, 8, 9 and 10 on the cover page(s) hereto reflect the payment of the stock dividend that was made on August 31, 2011.
(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below.

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed (1)	Per Share		of Transaction
07/05/2011	Management		25,450	$73.17	(2)	Open Market
07/07/2011	Management		6,500	$73.16	(2)	Open Market
07/20/2011	Management		12,000	$73.61	(2)	Open Market
07/26/2011	Management		1,400	$74.82	(2)	Open Market
07/26/2011	Management		900	$74.98	(3)	Open Market
07/26/2011	Management		1,000	$73.45	(4)	Open Market
07/26/2011	Management		600	$73.01	(5)	Open Market
07/26/2011	Management		500	$72.80	(6)	Open Market
07/26/2011	Management		1,500	$73.67	(7)	Open Market
07/26/2011	Management		2,000	$74.15	(8)	Open Market
07/26/2011	Management		400	$74.82	(9)	Open Market

(1)	The shares set forth in the column below do not reflect the payment of the stock dividend that was made on August 31, 2011.

(2)	Excludes commission of $0.05 per share.

(3)	Excludes commission of $0.09 per share.

(4)	Excludes commission of $0.89 per share.

(5)	Excludes commission of $1.11 per share.

(6)	Excludes commission of $1.21 per share.

(7)	Excludes commission of $0.78 per share.

(8)	Excludes commission of $0.72 per share.

(9)	Excludes commission of $0.20 per share.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)

99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by the Reporting Persons on May 20, 2011)

99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)

99.4	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

Exhibit	Description of Exhibit
99.5	Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.6	First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)

99.8	Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.9	Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.10	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)

99.11	Agreement and Plan of Merger, dated as of February 21, 2011, by and among Holly Corporation, North Acquisition, Inc. and Frontier Oil Corporation (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed with the SEC by the Company on March 21, 2011)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2011	TCTC Holdings, LLC

	By:	/s/ R. Craig Knocke Name: R. Craig Knocke
Title: Manager

Turtle Creek Trust Company

	By:	/s/ R. Kevin Hardage

Name: R. Kevin Hardage
Title: President

Turtle Creek Management, LLC

	By:	/s/ Philip Kistler

Name: Philip Kistler
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)

99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by the Reporting Persons on May 20, 2011)

99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)

99.4	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.5	Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.6	First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)

99.8	Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.9	Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.10	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)

99.11	Agreement and Plan of Merger, dated as of February 21, 2011, by and among Holly Corporation, North Acquisition, Inc. and Frontier Oil Corporation (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed with the SEC by the Company on March 21, 2011)